

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 15, 2016

Lawrence Ryckman
Chief Executive Officer
AfterMaster, Inc.
6671 Sunset Blvd., Suite 1520
Hollywood, CA 90028

> **Re: AfterMaster, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2015**
> **Filed September 28, 2015**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2015**
> **Filed February 16, 2016**
> **File No. 001-10196**

Dear Mr. Ryckman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 25, 2015

Business, page 5

1.   We note your statement that Justin Timberlake became a "co-owner" of the Company in 2014; however, he is not listed in the beneficial ownership table. Please advise.

Risk Factors, page 9

2.   Risk factor disclosure should provide enough detail to enable investors to understand the magnitude of the risk and the potential consequences. For example, please expand your risk factor focusing on your financial difficulties to address your exacting expenses and

financial obligations, such as your accrued cumulative dividends of $648,236, and your risk factor focusing on competition to identify your potential competitors. Explain in greater detail how lack of diversification is a material risk to investors. For example, clarify whether there are areas of your business that you would like to expand in to but financially cannot. Please refer to Item 503 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 16

3.   It is unclear how your business model relates to the three types of revenue presented in your table. Please expand your discussion to specifically identify the products or services that contribute to Session Revenues, AfterMaster Revenues and Licensing Revenues. Please refer to Item 303 of Regulation S-K and Section III.B.1. of SEC Release 33-8350.

4.   We note that AfterMaster revenues decreased from 2014 to 2015. We further note your disclosure on page 17 that AfterMaster revenues increased for the fiscal year ended June 30, 2015 as compared to the fiscal year ended June 30, 2014. Please reconcile.

Liquidity and Capital Resources, page 18

5.   Please expand your discussion to address the drivers behind your material increase in net cash from $77,876 in 2014 to $2,185,702 in 2015. Refer to Item 303(a)(3)(i).

6.   Please describe the reasons behind your increase in pre-paid expenses ($20,499 in 2014 to $3,319,258 in 2015).

Certain Relationships and Related Transactions, page 27

7.   Please disclose the name of each related party and the facts that give rise to the relationship. Refer to Item 404 paragraph (a)(1) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended December 31, 2015

Consolidated Statements of Operations, page 4

8.   We note for the six months ended December 31, 2015 you show licensing revenues of $1.8 million that according to your disclosure on page 19 are the result of "licensing fees generated per a term sheet with bBooth to license certain technologies, intellectual property, and patents from AfterMaster." We further note on page F-23 of your Form 10-K for the year ended June 30, 2015, your statement that "[o]n September 3, 2015" you "received 600,000 shares of bBooth stock as part of an Asset License term sheet with bBooth valued as an available for sale security at $3 per share for a total value of $1,800,000."

a. Please confirm or tell us when you received and recorded the 600,000 shares of bBooth stock as part of an Asset License term sheet;

b. Please tell us how you valued the 600,000 shares at $3 per share on September 3, 2015;

c. Please explain to us why you state in Note 4, on page 7, that you received 600,000 shares of bBooth stock as part of an Asset License agreement with bBooth "[o]n November 10, 2014;" and

d. Please explain to us the gross unrealized losses of $1.77 million for the six months ended December 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Senior Staff Accountant at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lahdan Rahmati, Staff Attorney, at (202) 551-8199 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications